EXHIBIT 99.28

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of January 21, 2019 (the “Agreement Date”), by and between Flow Capital Corp. (“Seller”) and Universal mCloud Corp. (“Buyer”). Buyer and Seller are sometimes referred to individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, Seller, as successor in interest to Grenville Strategic Royalty Corp. (“Grenville”), is party to that certain Amended and Restated Royalty Purchase Agreement, dated as of October 27, 2016 (such agreement, as may be amended from time to time, the “Agnity Royalty Purchase Agreement”), by and between (i) Grenville and (ii) Agnity Global, Inc. (“Agnity”), Agnity Communications, Inc., Agnity Healthcare, Inc., and Spinacom, Inc. (former Agnity, Inc.) (collectively, the “Agnity Entities”), pursuant to which Seller acquired the right to receive Royalty Payments (as defined in the Agnity Royalty Purchase Agreement);

WHEREAS, Seller and Buyer have entered into a binding term sheet dated December 13, 2018 (the “Effective Date”), which formed the basis of the primary terms and conditions of this Agreement; and

WHEREAS, upon and subject to the terms and conditions contained herein, Seller now desires to sell, convey, transfer, assign and grant to Buyer, and Buyer desires to purchase and accept from Seller, all of Seller’s right, title and interest in, to and under the Agnity Royalty Purchase Agreement, and certain other related contracts made and entered into in connection with the Agnity Royalty Purchase Agreement, as set forth in Section 1.1 herein.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1

PURCHASE AND SALE OF CONTRACTS

1.1       TRANSFER OF THE ASSIGNED CONTRACTS. On the terms and subject to the conditions set forth in this Agreement, Seller agrees to sell, convey, transfer, assign and grant to Buyer, and Buyer agrees to purchase and accept from Seller, effective as of and from the Effective Date, all of Seller’s right, title and interest in, to and under the following “Assigned Contracts”:

(a)	the Agnity Royalty Purchase Agreement;

(b)	that certain Security Agreement, dated as of October 27, 2016, by and between the Agnity Entities and Grenville (the “Agnity Security Agreement”);

(c)       that certain Patent Security Agreement, dated as of January 23, 2017 by and between Agnity Communications, Inc. and Grenville;

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(d)       that certain Patent Security Agreement, dated as of January 23, 2017 by and between Agnity Healthcare, Inc. and Grenville; and

(e)       that certain Trademark Security Agreement, dated as of January 23, 2017, by and between Spinacom, Inc. (formerly known as Agnity, Inc.) and Grenville.

1.2       ASSUMPTION OF LIABILITIES. At the Closing (as defined below), Buyer shall, pursuant to a bill of sale and assignment and assumption agreement substantially in the form attached hereto as Exhibit A (the “Bill of Sale and Assignment and Assumption Agreement”), assume and agree to pay, honor, perform, discharge and become liable for all duties, responsibilities, obligations and liabilities of Seller to be performed under the Assigned Contracts that arise from and after the Effective Date (collectively, the “Assumed Obligations”), and the Parties agree that, from and after the Closing, Seller shall be discharged from and no longer required to satisfy or perform any Assumed Obligation. Seller shall pay, honor, perform, discharge and remain liable for all duties, responsibilities, obligations and liabilities of Seller under the Assumed Contracts that arose prior to the Closing Date.

1.3	CONDITION OF THE ASSIGNED CONTRACTS; LIMITATION OF LIABILITY

(a)       Buyer agrees that it is purchasing and shall take possession of the Assigned Contracts in their “as is” condition and acknowledges that it has previously been given the opportunity to and has conducted such investigations and inspections of the Assigned Contracts as it has deemed necessary or appropriate for the purposes of this Agreement. To the maximum extent allowed under applicable legal requirements, Seller disclaims any and all, and Buyer agrees that Seller shall have no, liability for damages, including direct, indirect, consequential, special, and incidental damages, arising from or relating to the assignment of the Assigned Contracts, whether based on contract, tort, or other theory.

(b)       THE ASSIGNED CONTRACTS ARE SOLD “AS IS” AND, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, WITHOUT ANY REPRESENTATIONS OR WARRANTIES AS TO THE CONDITION OR ADEQUACY OF THE ASSIGNED CONTRACTS WHATSOEVER, INCLUDING WITHOUT LIMITATION THE VALIDITY OR ENFORCEABILITY OF THE ASSIGNED CONTRACTS AND/OR THE PRIORITY OF THE OBLIGATIONS OF THE AGNITY ENTITIES UNDER THE AGNITY ROYALTY PURCHASE AGREEMENT. SELLER DISCLAIMS ALL WARRANTIES, WHETHER WRITTEN OR ORAL, EXPRESS, IMPLIED OR STATUTORY CONCERNING THE ASSIGNED CONTRACTS OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, INCLUDING WITHOUT LIMITATION, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE AND THE IMPLIED WARRANTIES AGAINST INTERFERENCE AND INFRINGEMENT.

ARTICLE 2

PURCHASE PRICE; CLOSING

2.1	PURCHASE PRICE.

The aggregate purchase price for the Assigned Contracts (the “Purchase Price”) shall consist of: (i) a secured loan in the amount of US$2,000,000 (the “Loan”) pursuant to the terms and conditions of the Loan Agreement (as defined below), which shall be entered into by Buyer and Seller at the Closing (as defined below); (ii) the common shares in the capital of Buyer (“Common Shares”) issuable to Seller pursuant to Section 2.3 below (the “Successful Transition Shares”), if any, in the amount, and subject to the terms and conditions, set forth in Section 2.3 below; and (iii) at the Closing, payment by Buyer to Seller of an amount equal to US$153,227, being the sum of (A) US$125,001, being the sum of US$41,667, US$41,667 and US $41,667, such amounts being the accrued Royalty Payments for October 2018, November 2018 and December 2018 under the Agnity Royalty Purchase Agreement and (B) US$28,226, being the pro rata portion of the Royalty Payment for January 2019 under the Agnity Royalty Purchase Agreement accrued up to January 21, 2019, payable by wire transfer in immediately available funds to an account specified by Seller (the “Closing Cash Consideration”). The Repayment Consideration Shares (as defined below) and the Successful Transition Shares may, if applicable, be either in certificated or uncertificated form registered in the name of CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and held by, or on behalf of, CDS, as depositary for Seller, if Seller is a participant of CDS.

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2.2	LOAN AGREEMENT

(a)       At the Closing, Buyer and Seller shall enter into a loan agreement dated as of the date hereof substantially in the form attached hereto as Exhibit B (the “Loan Agreement”), which shall govern the Loan given by Seller to Buyer and shall be secured by (i) a general security agreement on all of the assets of Buyer (the “Buyer GSA”); (ii) a general security agreement on all of the assets of mCloud Technologies (Canada) Inc. (the “mCloud Technologies GSA”); (iii) a general security agreement on all of the assets of NGRAIN (Canada) Corporation (the “NGRAIN Canada GSA”); and (iv) a security agreement on all of the assets of Buyer’s U.S. subsidiaries, being NGRAIN (US) Corporation, Universal mCloud USA Corp. and Field Diagnostic Services, Inc. (the “U.S. Security Agreement”, and together with the Buyer GSA, the mCloud Technologies GSA and the NGRAIN Canada GSA, collectively, the “Security Agreements”).

(b)       Starting in January 2019 and until Buyer repays the Loan in full in accordance with the terms of the Loan Agreement, Buyer shall pay interest on a monthly basis in an amount equal to US$41,667 (each, an “Interest Payment”). Each Interest Payment shall be made no later than the last business day of each month by wire transfer in immediately available funds to an account specified by Seller. For greater certainty, the initial interest payment to be made by Buyer no later than January 31, 2019 shall be US$13,441.

(c)       At any time, Buyer shall have the option to repay 100% of the Loan by paying an amount equal to the principal amount of the Loan (the “Loan Repayment Amount”) in cash. In addition, upon repayment of the Loan Repayment Amount, Buyer shall be required, at the election of Seller, to either:

(i)	make a cash payment to Seller in an amount equal to C$525,000

(the “Repayment Cash Consideration”); or

(ii)	subject to receipt of all required approvals (including the approval (including the approval of the TSX Venture Exchange Inc. (the “TSXV”)), issue to Seller, for no additional consideration, one million five hundred thousand (1,500,000) Common Shares at a price per share equal to the market price at the time of issuance (the “Repayment Consideration Shares”, and together with the Loan Repayment Amount and the Repayment Cash Consideration, as applicable, the “Total Repayment Consideration”).

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(d)       Buyer shall have the obligation to repay 100% of the Loan by immediately paying Seller the Total Repayment Consideration pursuant to Section 2.2(c) at such time that any of the following occur:

(i)          Buyer acquires a majority of the outstanding voting securities, or all or substantially all of the assets, of Agnity,

(ii)	Buyer is able to fully consolidate Agnity’s financial statements in accordance with the applicable policies of the TSXV, or

(iii)	twelve (12) months following the Agreement Date.

(e)       If Buyer commits a payment default or breaches a material term of the Loan Agreement where such default or breach is not cured within 28 days, Seller will have the right to take a re-assignment of the Agnity Agreements without consideration. In such case, the Security Agreements will continue to apply with respect to all other assets of Buyer and its subsidiaries covered by the Security Agreements and excluding the Agnity Agreements and the security interest granted to Seller by the Security Agreements over such assets will be unaffected, subject to the terms and conditions of the Security Agreements.

(f)       Subject to execution of a confidentiality agreement in a form satisfactory to Buyer, acting reasonably, Seller will have the right to audit the books and records of Buyer at its own costs to ensure compliance with the terms of this Agreement; provided, however, that Buyer will not be obligated pursuant to this Section 2.2(f) to provide access to any information that it reasonably and in good faith considers to be a trade secret or the disclosure of which would, in the opinion of Buyer’s counsel, adversely affect the attorney-client privilege, the attorney-work product doctrine and/or any other right, privilege or doctrine of or between Buyer and/or its counsel or any other person.

2.3	SUCCESSFUL TRANSITION SHARES

(a)       Subject to the terms and conditions of this Section 2.3 and receipt of all required approvals (including the approval of the TSXV), if, at any time after the Closing Date and prior to the sixth anniversary of the Closing Date:

(i)       the five-day volume-weighted average trading price of Common Shares, as reported on the TSXV, equals or exceeds C$1.00, Buyer shall issue to Seller, for no additional consideration, an additional five hundred thousand (500,000) Common Shares at a price per share equal to the market price (as that term is defined in the policies of the TSXV) of Common Shares at the time of issuance;

(ii)       the five-day volume-weighted average trading price of Common Shares, as reported on the TSXV, equals or exceeds C$1.00, Buyer shall issue to Seller, for no additional consideration, an additional one million (1,000,000) Common Shares at a price per share equal to the market price (as that term is defined in the policies of the TSXV) of Common Shares at the time of issuance;

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(iii)       the five-day volume-weighted average trading price of Common Shares, as reported on the TSXV, equals or exceeds C$2.00, Buyer shall issue to Seller, for no additional consideration, an additional one million (1,000,000) Common Shares at a price per share equal to the market price (as that term is defined in the policies of the TSXV) of Common Shares at the time of issuance; and

(iv)       the five-day volume-weighted average trading price of Common Shares, as reported on the TSXV, equals or exceeds C$3.00, Buyer shall issue to Seller, for no additional consideration, an additional one million (1,000,000) Common Shares at a price per share equal to the market price (as that term is defined in the policies of the TSXV) of Common Shares at the time of issuance.

(b)         In the event of any share split, consolidation or other similar event, the share thresholds and issuances set out in Section 2.3(a) shall be adjusted accordingly, as determined by Buyer’s Board.

2.4       MANNER OF EFFECTIVE SALE. The sale, conveyance, transfer, assignment, grant and delivery of the Assigned Contracts by Seller to Buyer shall be effected by the Bill of Sale and Assignment and Assumption Agreement and such deeds, endorsements, assignments, transfers and other instruments of transfer and conveyance in such form, including, without limitation, warranties of title, as Buyer or Buyer’s attorney shall reasonably request.

2.5       CLOSING AND CLOSING DATE. The purchase and sale provided for in this Agreement (the “Closing”) will take place at the offices of Buyer, commencing at 8:00 a.m. (local time) on or before January 21, 2019, as mutually agreed by Seller and Buyer or such other date as may be agreed to by Seller and Buyer (the “Closing Date”), which shall be no later than the second business day after the satisfaction or waiver of each of the conditions set forth in Article 4 below (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions).

(a)       Deliveries by Seller. At the Closing, Seller shall deliver or cause to be delivered the following items to Buyer:

(i)        the Bill of Sale and Assignment and Assumption Agreement, duly executed and delivered by Seller; and

(ii)       such other documents and instruments as may be necessary to perfect the sale and transfer of the Assigned Contracts to Buyer.

(b)       Deliveries by Buyer. At the Closing, Buyer shall deliver or cause to be delivered the following items to Seller:

(i)       the Bill of Sale and Assignment and Assumption Agreement, duly executed and delivered by Buyer;

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Loan Agreement.

(ii)	the Closing Cash Consideration; and

(iii)	such additional documents and instruments as may be set out in the

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER AND BUYER

3.1	Seller represents and warrants to Buyer as follows:

(a)            Organization and Good Standing. Seller is a corporation, legally and validly existing and in good standing under the laws of the jurisdiction of its incorporation.

(b)            Power and Authorization. Seller has all requisite legal power and authority to enter into and perform this Agreement in accordance with its terms. The execution and delivery of this Agreement and the transactions contemplated hereby have been validly and duly authorized by all necessary action on the part of Seller, and no further authorization or approval is necessary to enable Seller to enter into and perform this Agreement; and this Agreement, when executed and delivered, shall constitute the legal and binding obligation of Seller, enforceable against Seller in accordance with such terms.

(c)            Litigation. No action, suit, proceeding or investigation is pending or threatened against Seller nor is there any basis therefor, including without limitation any action, suit, proceeding or investigation, pending or threatened, which questions the validity of this Agreement or the right of Seller to enter into this Agreement or seeks to prevent any of the transactions contemplated under this Agreement. There is no judgment, decree, injunction, rule or order of any court, governmental department, commission agency, instrumentality or arbitrator or other similar ruling outstanding against Seller that would prevent or preclude any of the transactions contemplated under this Agreement.

(d)               Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Seller.

(e)            Agnity Audit Report and Royalty Payments. Included in Schedule 3.1(e) attached hereto are (i) the most recent audit report provided by the Agnity Entities to Seller in accordance with the Agnity Royalty Purchase Agreement, and (ii) the letter of deficiency delivered by Seller to the Agnity Entities in connection with the failure to deliver audited financial statements for the fiscal years ending December 31, 2016 and 2017, as required by and in accordance with the Agnity Royalty Purchase Agreement. To the knowledge of Seller, Agnity has not made any of its Royalty Payments since October 2018 and none of the Agnity Entities is in default of any of their respective obligations under the Assigned Contracts, except as set forth in such letter of deficiency.

(f)            No Changes to Assigned Contracts. A true and correct copy of each of the Assigned Contracts, including all amendments thereto, have been delivered to Buyer prior to the Agreement Date. Seller has not received any notice orally or in writing pursuant to the Assigned Contracts that any such agreement has been or will be terminated (in whole or in part) or is threatened to be terminated (in whole or in part). There have been no amendments, revisions or changes to, or waivers, either orally or in writing, of the terms and conditions of the Assigned Contracts other than as set forth in the copies of the Assigned Contracts delivered by Seller to Buyer prior to the Agreement Date.

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(g)            Ownership. Seller owns all legal and equitable title to the Assigned Contracts. The Assigned Contracts are, and shall be sold and transferred to Buyer, free and clear of any and all encumbrances of any kind whatsoever.

(h)            No Other Agreements. Seller has not entered into any contracts, agreements, commitments or undertakings relating to or encumbering, or providing rights of reduction, offset, deduction or withholding against, the Royalty Payments or Seller’s rights under this Agreement.

3.2	Buyer represents and warrants to Seller as follows:

(a)            Organization and Good Standing. Buyer is a corporation, legally and validly existing and in good standing under the laws of the jurisdiction of its incorporation.

(b)            Power and Authorization. Buyer has all requisite legal power and authority to enter into and perform this Agreement in accordance with its terms. The execution and delivery of this Agreement and the transactions contemplated hereby have been validly and duly authorized by all necessary action on the part of Buyer, and no further authorization or approval is necessary to enable Buyer to enter into and perform this Agreement, other than: (i) the approval of the transactions contemplated by this Agreement by the TSXV; and (ii) the approval of the listing of the Repayment Consideration Shares and the Successful Transition Shares by the TSXV. This Agreement, when executed and delivered, shall constitute the legal and binding obligation of Buyer, enforceable against Buyer in accordance with such terms.

(c)            Litigation. No action, suit, proceeding or investigation is pending or threatened against Buyer nor is there any basis therefor, including without limitation any action, suit, proceeding or investigation, pending or threatened, which questions the validity of this Agreement or the right of Buyer to enter into this Agreement or seeks to prevent any of the transactions contemplated under this Agreement. There is no judgment, decree, injunction, rule or order of any court, governmental department, commission agency, instrumentality or arbitrator or other similar ruling outstanding against Buyer that would prevent or preclude any of the transactions contemplated under this Agreement.

(d)               Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Buyer.

(e)	Securities Laws Matters.

(i)       The Common Shares are listed and posted for trading on the TSXV and except for such listing and trading, Buyer has not made arrangements for any securities of Buyer to be listed or quoted for trading on any other stock or securities exchange or market. No order, ruling or determination having the effect of ceasing or suspending trading in any securities of Buyer has been issued and no proceedings for such purpose are pending or, to the knowledge of Buyer, threatened. Buyer has not taken any action which would be reasonably expected to result in the delisting or suspension of Common Shares on or from the TSXV.

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(ii)       Buyer is a “reporting issuer” in each of the Provinces of British Columbia and Alberta (as that term is defined under applicable Canadian securities laws), is not included in a list of defaulting reporting issuers (or equivalent) maintained by the applicable securities regulatory authority in such provinces and Buyer is in compliance, in all material respects, with applicable Canadian securities laws.

(iii)      Buyer has filed with the applicable securities regulatory authorities and, if applicable, the TSXV, all documents and other materials required to be filed by Buyer under Canadian securities laws. Since April 30, 2018, all forms, reports, schedules, statements, certifications and other documents, including without limitation all press releases, forms, reports, schedules, financial statements and notes and schedules to such financial statements, management’s discussion and analysis of financial condition and operations, certifications, annual information forms, management information circulars, material change reports and other documents publicly filed by Buyer with the applicable Canadian securities regulatory authorities pursuant to applicable Canadian securities laws at the time filed or, if amended, as of the date of such amendment: (A) did not contain any misrepresentation (as defined in the Securities Act (Ontario)); and (B) complied in all material respects with the requirements of applicable Canadian securities laws and the policies of the TSXV, except where such non-compliance has not had and would not reasonably be expected to result in a material adverse change to Buyer. Buyer has not filed any confidential material change report with any securities regulatory authority which at the date hereof remains confidential.

ARTICLE 4

CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER AND SELLER

4.1       CONDITIONS FOR THE BENEFIT OF BUYER. The obligations of Buyer to effect the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by Buyer), at or prior to the Closing, of each of the following conditions:

(a)            Truth of Representations and Warranties. The representations and warranties of Seller contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date in all material respects with the same force and effect as if such representations and warranties had been made on and as of such Closing Date.

(b)              Performance of Obligations. Seller shall have performed, fulfilled or complied with, in all material respects, all of its obligations, covenants and agreements contained in this Agreement to be fulfilled or complied with by Seller at or prior to the Closing.

(c)            Agnity Status. Agnity’s financial condition and prospects shall be consistent with the overall financial condition and prospects described and set forth in the various written materials and other information provided by or on behalf of Seller to Buyer prior to the Agreement Date, as determined by Buyer, acting reasonably.

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(d)            Approvals and Consents. All required approvals, consents and authorizations of third parties in respect of the transactions contemplated herein, including without limitation all necessary regulatory approvals, shall have been obtained on terms acceptable to Buyer acting reasonably, including the approval of the TSXV.

(e)            Deliveries. Seller shall deliver or cause to be delivered to Buyer the closing documents as set forth in Section 2.3(a).

(f)                No Legal Action or Prohibition of Law. There shall be no action or proceeding pending or threatened by any third party in any jurisdiction, or any applicable laws proposed, enacted, promulgated or applied, to enjoin, restrict or prohibit any of the transactions contemplated by this Agreement.

4.2       CONDITIONS FOR THE BENEFIT OF SELLER. The obligations of Seller to effect the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by Seller), at or prior to the Closing, of each of the following conditions:

(a)              Truth of Representations and Warranties. The representations and warranties of Buyer contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date in all material respects with the same force and effect as if such representations and warranties had been made on and as of such Closing Date.

(b)            Performance of Obligations. Buyer shall have performed, fulfilled or complied with, in all material respects, all of its obligations, covenants and agreements contained in this Agreement to be fulfilled or complied with by Buyer at or prior to the Closing and such additional conditions as may be set out in the Loan Agreement.

(c)            Approvals and Consents. All required approvals, consents and authorizations of third parties in respect of the transactions contemplated herein, including without limitation all necessary regulatory approvals, shall have been obtained on terms acceptable to Seller acting reasonably, including the approval of the TSXV.

(d)              Deliveries. Buyer shall deliver or cause to be delivered to Seller the closing documents as set forth in Section 2.3(b).

ARTICLE 5

COVENANTS

5.1	TRUE SALE. Buyer and Seller intend and agree that the sale, conveyance, assignment, transfer and grant of the Contracts be a true sale by Seller to Buyer that is absolute and irrevocable and that provides Buyer with the full benefits of ownership of the Contracts, and neither Buyer nor Seller intends the transactions contemplated hereunder to be, or for any purpose to be characterized as, a loan from Buyer to Seller. Seller waives any right to contest or otherwise assert that this Agreement is other than a true sale by Seller to Buyer under any applicable law, rule or regulation of any federal, state, local or foreign court or governmental agency, authority, instrumentality or regulatory body (each, a “Governmental Authority”), or judgment, order, writ, decree, permit or license of any Governmental Authority of competent jurisdiction (collectively, the “Applicable Laws”), which waiver shall be enforceable against Seller in any bankruptcy or insolvency proceeding relating to Seller. Seller authorizes and consents to Buyer filing one or more UCC financing statements or similar documents as in Buyer’s determination may be necessary to evidence Buyer’s ownership of the Contracts provided that Buyer shall provide Seller with a reasonable opportunity to review any such financing statements (or similar documents) prior to filing. Buyer shall not file the Contracts in connection with the filing of any such financing statements (or similar documents).

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5.2       TSXV APPROVAL. Each of Seller and Buyer shall use its reasonable efforts, and cooperate with each other as reasonably necessary, to obtain from the TSXV such approvals or consents as are required to complete the transactions contemplated herein (including the approval of the TSXV of the listing of the Repayment Consideration Shares and the Successful Transition Shares).

5.3       MAINTENANCE OF TSXV LISTING; CORPORATE EXISTENCE. Buyer shall use commercially reasonable efforts to maintain its compliance in all material respects with all of the policies and rules of the TSXV, and to maintain its corporate existence.

5.4       NOTIFICATION BY SELLER; REMITTANCE OF ROYALTY PAYMENTS. Promptly after receipt by Seller of any written notice under the Assigned Contracts, Seller shall inform Buyer of the receipt and substance of such notice and furnish Buyer with a copy of such notice. If and to the extent that Seller, after the Closing Date, receives any Royalty Payments from any of the Agnity Entities, Seller shall promptly transfer, pay and remit the same to Buyer.

5.5       LOCK-UP AGREEMENT; COOPERATION. Seller agrees that, prior to the one-year anniversary of the Agreement Date, it shall not, directly or indirectly, offer, sell, contract to sell, lend, swap or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to offer, sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option to contract to sell, lend, swap or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise (each a “Disposition”), any Successful Transition Shares issued by Buyer pursuant to the provisions of Sections 2.3(a)(ii), 2.3(a)(iii) or 2.3(a)(iv) above, in each case without the prior written consent of Buyer, which may be withheld in its sole and absolute discretion. Without limiting the foregoing, if at any time following the Closing Date Seller intends or desires to effect a Disposition of any of the Repayment Consideration Shares or the Successful Transition Shares, Seller shall use its reasonable efforts to (i) provide Buyer with a courtesy notice of such intended or desired Disposition, and (ii) cooperate with Buyer (as may be reasonably requested by Buyer) to effect such Disposition in a manner that, as reasonably practicable, is designed to be the least disruptive to Buyer and its operations.

5.6       FURTHER ASSURANCES. After the Closing Date, each of the Parties hereto shall execute, acknowledge and deliver such additional documents, certificates and instruments, and perform such additional acts, as may be reasonably requested and necessary or appropriate to carry out the purposes and intent and all of the provisions of this Agreement and to consummate all of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, Seller agrees that it shall reasonably cooperate and assist Buyer in connection with its efforts to establish an efficient flow of communications from the Agnity Entities to Buyer, as assignee of the Assigned Contracts, as and to the same extent such communications were provided by the Agnity Entities to Seller over the twelve (12) month period immediately preceding the Agreement Date.

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ARTICLE 6

MISCELLANEOUS

6.1	ENTIRE AGREEMENT. This Agreement (including the Bill of Sale and Assignment and

Assumption Agreement) sets forth all the covenants, promises, agreements, warranties, representations, conditions and understandings between the Parties and supersedes and terminates all prior agreements and understandings between the Parties relating to the subject matter hereof. There are no covenants, promises, agreements, warranties, representations, conditions or understandings, either oral or written, between the Parties other than as set forth in this Agreement (including the Bill of Sale and Assignment and Assumption Agreement) that relate to the subject matter hereof. Subject to the foregoing in this Section 6.1, the Parties acknowledge and agree that the ownership of the Assigned Contracts and the rights of Buyer with respect thereto and otherwise and the rights of Seller with respect to the sale, conveyance, transfer, assignment and grant of the Assigned Contracts and otherwise as set forth in this Agreement are enshrined in this Agreement.

6.2       AMENDMENTS. This Agreement may be amended or supplemented only by a written agreement signed by an authorized officer of each Party.

6.3       BINDING AGREEMENT; SUCCESSORS AND ASSIGNS. The terms, conditions and obligations of this Agreement shall inure to the benefit of and be binding upon the Parties hereto and the respective successors and assigns thereof.

6.4       COUNTERPARTS AND FACSIMILE EXECUTION. This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument. To evidence the fact that it has executed this Agreement, a Party may send a copy of its executed counterpart to the other Party by facsimile transmission. That Party shall be deemed to have executed this Agreement on the date it sent such facsimile transmission. In such event, such Party shall forthwith deliver to the other Party the counterpart of this Agreement executed by such Party.

6.5       INTERPRETATION. When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section or Exhibit to this Agreement unless otherwise indicated. The words “include,” “includes,” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation” and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it. The headings and captions in this Agreement are for convenience and reference purposes only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. Provisions that require that a Party or the Parties “agree,” “consent,” or “approve” or the like shall require that such agreement, consent or approval be specific and in writing, whether by written agreement, letter, approved minutes or otherwise. Words of any gender include the other gender. Neither Party hereto shall be or be deemed to be the drafter of this Agreement for the purposes of construing this Agreement against one Party or the other.

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6.6       WAIVER. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

6.7       RELATIONSHIP OF THE PARTIES. The Parties acknowledge and agree that the relationship between Buyer and Seller under this Agreement is intended to be that of buyer and seller, and nothing in this Agreement is intended to be construed so as to suggest that either Party (except as expressly set forth herein) is obligated to provide, directly or indirectly, any advice, consultations or other services to the other Party. The Parties further acknowledge and agree that Buyer is purchasing the Assigned Contracts solely in its capacity as an investor. Each Party is an independent contractor relative to the other Party under this Agreement, and this Agreement is not a partnership agreement and nothing in this Agreement shall be construed to establish a relationship of co-partners or joint venturers between the Parties.

6.8       NOTICES. All notices, consents, waivers, requests and other communications hereunder shall be in writing and shall be delivered in person, sent by overnight courier (e.g., Federal Express), confirmed facsimile transmission or posted by registered or certified mail, return receipt requested, with postage prepaid, to following addresses of the Parties:

If to Buyer:

Universal mCloud Corp.

Attn: Russel McMeekin

580 California Street, 12th Floor

San Francisco, California 94104
U.S.A.

If to Seller:

Flow Capital Corp.

Attn: Chief Financial Officer

1 Adelaide Street East, Suite 3002
Toronto, Ontario M5C 2V9
Canada

or to such other address or addresses as Buyer or Seller may from time to time designate by notice as provided herein. Any such notice shall be deemed given (i) when actually received when so delivered personally or by overnight courier, (ii) if mailed, other than during a period of general discontinuance or disruption of postal service due to strike, lockout or otherwise, on the fifth day after its postmarked date thereof, or (iii) if sent by confirmed facsimile transmission, on the date sent if such day is a Business Day or the next following Business Day if such day is not a Business Day. A “Business Day” means any day other than Saturday, Sunday or a statutory or civic holiday observed in Toronto, Ontario and Vancouver, British Columbia.

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6.9       GOVERNING LAW. This Agreement shall be governed by and construed, interpreted and enforced in accordance with the laws of the Province of British Columbia, without giving effect to the principles of conflicts of law thereof.

6.10     NO THIRD-PARTY BENEFICIARIES. All rights, benefits and remedies under this Agreement are solely intended for the benefit of the Parties (including their permitted successors and assigns), and no other natural person, firm, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, any Governmental Authority or any other legal entity, including public bodies, whether acting in an individual, fiduciary or other capacity (each, a “Person”), other than the Parties shall have any rights whatsoever to (i) enforce any obligation contained in this Agreement, (ii) seek a benefit or remedy for any breach of this Agreement, or (iii) take any other action relating to this Agreement under any legal theory, including but not limited to, actions in contract, tort (including but not limited to negligence, gross negligence and strict liability), or as a defense, setoff or counterclaim to any action or claim brought or made by the Parties (or any of their permitted successors and assigns).

6.11     SEVERABILITY. If any provision hereof should be held invalid, illegal or unenforceable in any jurisdiction, the Parties shall negotiate in good faith a valid, legal and enforceable substitute provision that most nearly reflects the original intent of the Parties and all other provisions hereof shall remain in full force and effect in such jurisdiction and shall be liberally construed in order to carry out the intentions of the Parties as nearly as may be possible. Such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of such provision in any other jurisdiction. Nothing in this Agreement shall be interpreted so as to require a Party to violate any Applicable Law.

6.12     EXPENSES. Each Party shall be responsible for and bear all of its own costs and expenses (including but not limited to any legal fees, any accountants’ fees and any brokers’ or finders’ or investment banking fees or any prior commitment in respect thereof) with regard to the negotiation and consummation of the transactions contemplated by this Agreement.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the Agreement Date.

SELLER:		BUYER:
Flow Capital Corp.		Universal mCloud Corp.
By:	"Donnacha Rahill"	By:	"Russel McMeekin"
Name:	Donnacha Rahill	Name:	Russel McMeekin
Title:	Chief Financial Officer	Title:	Chief Executive Officer

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]

SCHEDULE 3.1(e)

AGNITY AUDIT REPORT AND LETTER OF DEFICIENCY

(See attached.)

EXHIBIT A

BILL OF SALE AND

ASSIGNMENT AND ASSUMPTION AGREEMENT

THIS BILL OF SALE AND ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Bill of Sale”) is made, entered into and effective this _____ day of •, •, by and between Flow Capital Corp. (“Seller”) and Universal mCloud Corp. (“Buyer”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in that certain Asset Purchase Agreement by and between Buyer and Seller, dated as of •, 2019 (the “Purchase Agreement”).

RECITALS

WHEREAS, Seller desires to sell, transfer, convey, assign and grant to Buyer, and Buyer desires to purchase and accept from Seller, all of Seller’s right, title and interest in, to and under the Assigned Contracts, on the terms and conditions set forth in the Purchase Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein and other good and valuable considerations, the receipt and adequacy of which are hereby acknowledged, the Parties hereto agree as follows:

1.       Seller, by this Bill of Sale, does hereby sell, transfer, convey, assign, grant and deliver to Buyer, and Buyer does hereby purchase and accept, all of Seller’s right, title and interest in, to and under the Assigned Contracts effective as of and from December 13, 2018.

2.       Seller hereby transfers, assigns and delegates to Buyer, and Buyer hereby absolutely and unconditionally accepts such transfer, assignment and delegation and assumes and agrees to pay, honor, perform, discharge and become liable for all Assumed Obligations effective as of and from December 13, 2018.

3.       Seller hereby covenants that, at any time or from time to time after the date hereof, at Buyer’s reasonable request and without further consideration, Seller shall execute and deliver to Buyer such other instruments of sale, transfer, conveyance, assignment and grant, provide such materials and information and take such other actions, each as Buyer may reasonably deem necessary to sell, transfer, convey, assign, grant and deliver to Buyer, and to confirm Buyer’s title to, all of Seller’s right, title and interest in, to and under the Assigned Contracts and to put Buyer in actual possession of such rights, title and interest in, to and under the Assigned Contracts and assist Buyer in exercising all rights with respect thereto.

4.       Seller represents, warrants and covenants that (i) it has absolute title to its rights under the Assigned Contracts free and clear of all liens, charges, security interests, mortgages, options, pledges, or any other encumbrance, right or claim of any Person of any kind whatsoever, (ii) it has not made any prior sale, transfer, conveyance, assignment, grant or delivery of any of its rights under any Assigned Contract, (iii) it has the present lawful right, power and authority to sell, transfer, convey, assign, grant and deliver its rights under the Assigned Contracts to Buyer, and (iv) all action has been taken which is required for Seller to make this Bill of Sale, and this Bill of Sale is, a legal, valid and binding obligation of Seller.

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5.       This Bill of Sale shall be binding upon and inure to the benefit of Seller, Buyer and their respective permitted successors and assigns under the Purchase Agreement, for the uses and purposes set forth and referred to above, effective immediately upon its delivery to Buyer.

6.       THIS BILL OF SALE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL SUBSTANTIVE LAWS OF THE PROVINCE OF BRITISH COLUMBIA WITHOUT REFERENCE TO THE RULES THEREOF RELATING TO CONFLICTS OF LAW, AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.

7.       This Bill of Sale may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of such counterparts shall together constitute but one and the same instrument.

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IN WITNESS WHEREOF, the Parties hereto have executed this Bill of Sale as of the day and year first written above.

SELLER:	BUYER:
Flow Capital Corp.	Universal mCloud Corp.
By:	By:
Name:	Name:
Title:	Title:

[SIGNATURE PAGE TO BILL OF SALE AND ASSIGNMENT AND ASSUMPTION AGREEMENT]

EXHIBIT B

LOAN AGREEMENT

(See attached.)

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